Sergey Peredkov
President
Axelerex Corp.
30 Fritz-Kirsch-Zeile
Berlin, 12459
Germany

Patrick Kuhn
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commissions
Washington, DC 20549

Re:	Axelerex Corp.
Registration Statement on Form S-1
Filed April 5, 2018
File No. 333-224157

Dear Mr. Kuhn:

In response to your letter dated May 2, 2018 here are the answers to your comments.

Form S-1 Filed April 5, 2018

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  We do not plan to engage in oral or written communication to potential investors that are qualified institutional buyers or institutions that are accredited investors.  Neither had we authorized anybody to do such communication in our behalf.

2. Please disclose that you are a “shell company” as defined by Rule 405 under the Securities
Act of 1933 or provide us with your analysis why you do not fit the definition of a “shell” company.  We note in this regard you appear to have only nominal assets consisting solely of cash and that you appear to have only nominal operations.

Response:  Our company is not qualified as a “shell company” since we engage in business operations.

So far we have executed 3 business contracts as follows:

1.	Kozhya LLC. 1332 Sandy Creek Drive, Allen, TX 75002
2.	Mobile Pet Spa Inc. 2460 Lloydtown-Aurora Rd., King City, ON L7B 1A3
3.	Navigator Travel Inc. 88 Sherwood Glen, Holland Landing, ON L9N 1R3

We expect to extend our operations in the future.

We have invested in specialized software and computers to be used in development of animated logos and pictures.  Our asset base is small; we rely heavily on creative talent of our Director and Treasurer – this is the valued asset of the company.
All this information is included to our S-1.

Cover Page of Prospectus, page 1

3. Please reconcile your disclosure here and on page 3 that you have "limited earnings" with your disclosure on page 29 that you have generated "no revenue" as of the date of this Prospectus.

Response:  While preparing S-1 we were already engaged in conversation with potential customers and were confident that we get the order.  Disconnect in disclosure is due to timing.  We have update S-1 accordingly

4. Please reconcile your disclosure here that your director and his affiliates have "not acted as promoters nor do they have a controlling interest in any companies" with your disclosure on page 7 that your president and director is a promoter and will retain significant control of the company after the offering.

Response:  Our director has never acted "as promoters nor do they have a controlling interest in any companies" in the past prior to Axelerex Corp.  We have reconciled this disclosure.

5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

Response:   Assuming 100% of shares are successfully sold, total aggregate net proceeds to the company will amount to $100,000.

Summary, page 3

6. We note your disclosure that your offices are located in Germany and that you have identified your target market. Consistent with your disclosure on page 19, please briefly discuss here that you initially intend to target small business clients in North America.

Given the location of your office and officers, please also clarify if you initially intend to conduct your business largely online or advise.

Response:  Majority of our sale will be done via our website; therefore target markets are not limited to Germany or North America.  Web based businesses are not limited by specific geographical regions. First orders expected to be obtained through personal connections with other businesses. Our treasurer and designer is located in North America and have business contacts in North America.

Going Concern, page 5

7. Please reconcile your disclosure here that your independent auditor "may" express substantial doubt about your ability to continue as a going concern, with your disclosure on pages 3 and F-2 that your auditor has already expressed such doubt. Similarly, please reconcile the disclosure on page 29 that your auditors are "expected" to issue a going concern opinion.

Response:  We have reconciled this disclosure on both page 3 (“may”) and page 29 (“expected”) to read “auditors issued a going concern opinion”.  This disconnect is due to timing differences between preparing of S-1 and company audit.

Our President and Director will allocate only a portion of his time, page 6

8. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.

Response:  Both our executives, the Director and the Treasurer, both have full time jobs outside of Axelerex Corp.  Both of them dedicate their spare time and efforts free of charge in order to promote Axelerex Corp and to run routine operations.  The full time jobs our executives have are not, in any way, in the area of interest of Axelerex Corp.  Our Director, Mr. Peredkov is research scientist and group manager at the Department of Molecular Theory and Spectroscopy at Max Planck Institute for Chemical Energy Conversion, Berlin, Germany.  Our Treasurer Mr. Orekhovsky is employed by FUSIL Inc. where he is involved in design and production of custom made hi-end carpentry.
Neither Mr. Peredkov nor Mr. Orekhovsky is currently involved in any other enterprises other than Axelerex Corp.

We don’t see any potential conflict that could arise as a result of our executives’ current employment.

We are selling shares in this offering without an underwriter, page 8

9. Please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, the company may not raise enough funds to pursue its business plan.

Response: Added as a separate risk factor.

Emerging Growth Company Status, page 16

10. Please refer to the last paragraph of this section. Please clarify and reconcile your disclosure here regarding your election under Section 107 of the JOBS Act regarding complying with new or revised accounting standards with the disclosure at page 26 that indicates you are choosing to "opt out" of an extended transition period to comply with new or revised accounting standards.

Response:  We have reconciled page 26 to be consistent with page 16 to read “take advantage of the JOBS Act provisions relating to complying with new or revised accounting standards under Section 102 (b)(1) of the JOBS Act”.

Business of Issuer, page 17

11. Please provide support for some of your statements in this section regarding animation and the animation industry, such as Internet users have short attention spans and roughly 75% of them would rather watch a video or demo about any given product or topic than have to read an article about it or revise to state this as your belief. Please also explain what you mean by your statement that animation adds 10 points to the entertainment factor.  Please also clarify what you mean by the example of TED-Ed as a "great example of using animation for explanation." In this regard, please revise to include some context as to how this section relates to your business and business plans.

Response:

a)	Various sources claim that attention span is between 70% and 80% depending on additional parameters, gender or age, for example. For simplicity we put the average of 75%
•	https://www.theguardian.com/media-network/media-network-blog/2012/mar/19/attention-span-internet-consumer
•	https://www.adweek.com/digital/john-stevens-guest-post-decreasing-attention-spans/
•	https://optinmonster.com/video-marketing-statistics-what-you-must-know/
b)
“Animation adds 10 points to the entertainment factor” is just a figure of speech meaning that animation significantly increases the entertainment factor wherever it is used.  We have revised this sentence to avoid any confusion.

c)
TED-Ed (https://ed.ted.com/lessons) is an online platform offering short lessons on various topics.  In these lessons the use of animations prevails as visual format for presentation as animation has unlimited flexibility for delivering and explaining wide range of complex subjects, from ancient history, literature to modern psychology etc.  The main products for our business are short commercial animations.  Example of TED-Ed strongly demonstrates great utility of animations in general, thus supporting our business concept and our plan.

Certain Relationships and Related Transactions, page 25

12. Consistent with your disclosure on page 11 and your verbal agreement as memorialized in Exhibit 10.1, please disclose here that if insufficient funds are raised Mr. Peredkov has agreed to loan you funds to complete the registration process. We also note from your disclosure on page F-11 and in Exhibit 10.3 that Mr. Peredkov provides office space to you at no cost. Please disclose your office arrangement in this section. Please also reconcile your disclosure in the Facilities section on page 21 that you are currently conducting your operations from the facilities that your president provides with your disclosure in the Description of Property section on page 21 that you are currently operating out of the premises of your treasurer.

Response:  Page 25 section was expended to include director’s agreement to loan funds if insufficient proceeds raised from the Offering.  Office rent arrangement disclosure amended to include both Treasurer and Director.  Additional agreement with Treasurer re: office space obtained.

Security Ownership of Certain Beneficial Owners and Management, page 25

13. The disclosure in this section reflects ownership as of December 31, 2017. Please update the information to reflect the most recent practicable date. Refer to Item 403 of
Regulation S-K.

Response:  Updated.

Plan of Operations, page 27

14. We note that your plan of operations provides a summary of your business plan assuming 25% of your offering is sold. Please briefly expand your disclosure to also discuss your plan of operations assuming 50%, 75% and 100% of your offering is sold. Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.

Response: We have included information requested in this comment in updated version of S-1/A1

15. Within the summary of the business plan, please briefly expand to provide enough information so that it is clear for what the monetary amounts are intended. Examples include "ToonBoom Harmony Advanced - $1320" and the reference to a website in month 3.

Response:  Updated.

Report of Independent Registered Public Accounting Firm, page F-2

16. Please be advised that your auditor’s report does not comply with the new auditor reporting standard. Please include an auditor’s report which meets requirements as outlined in PCAOB AS 3101 effective for audits of fiscal years ending on or after December 15, 2017.

Response: our Auditor has issued an updated auditors’ report in compliance with PCAOB AS 3101.

Exhibits
Exhibit 5.1, page II-1

17. Please have counsel revise the first paragraph of the opinion to reflect that you are registering an offering of 10,000,000 shares of common stock. This paragraph currently references the issuance of 4,000,000 shares.

Response:  our Legal Counsel has corrected a typo in legal opinion letter to read 10,000,000 shares.

Updated legal opinion is included as Exhibit 5.1.

Sincerely,

/s/ Sergey Peredkov
Sergey Peredkov, President	June 7, 2018

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